FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                        For the month of November, 2004

 (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                          Form 20-F  X        Form 40-F
                                   -----               -----

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

                          Yes                  No   T
                              -----               -----

         (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

                                      N/A

                       Huaneng Power International, Inc.
                    West Wing, Building C, Tianyin Mansion
                          No. 2C Fuxingmennan Street
                               Xicheng District
                              Beijing, 100031 PRC




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This Form 6-K consists of:

An announcement of Commencement of commercial operation of Unit 3 in Yushe Power Plant by Huaneng Power International Inc. ("registrant"), made on November 1, 2004, in English by the registrant.





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                                   SIGNATURE





         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.



                       HUANENG POWER INTERNATIONAL, INC.



                       By /s/ Wang Xiaosong
                              -------------




                       Name:    Wang Xiaosong

                       Title:   Vice Chairman





Date:     November 1, 2004


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                               [GRAPHIC OMITTED]

 (a Sino-foreign joint stock limited company incorporated in the People's
                              Republic of China)

                               (Stock Code: 902)

     Commencement of commercial operation of Unit 3 in Yushe Power Plant


This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited ("Listing Rules").

Huaneng Power International, Inc. (the "Company") announces that the coal-fired generating unit (unit 3) of Yushe Power Plant Phase II which is 60% owned by the Company's Shanxi Huaneng Yushe Power Co. Ltd., with capacity of 300MW has put into commercial operation on October 22, 2004. Now that the Company's total generation capacity on an equity basis has increased from 18,832MW to 19,012MW.

Huaneng Power International, Inc. develops, constructs, operates and manages large thermal power plants in China nationwide, with a total generation capacity of 19,012MW on an equity basis. The Company wholly owns sixteen power plants, and has controlling interests in seven power plants and minority interests in four power companies. Currently, it is one of the largest independent power producers in China.


                                                        By Order of the Board
                                                              Huang Long
                                                           Company Secretary


As at the date of this announcement, the directors of the Company are:


Li Xiaopeng (Non-executive director)                  Gao Zongze (Independent director)
 Wang Xiaosong (Non-executive director)                Zheng Jianchao (Independent director)
 Huang Yongda (Executive director)                     Qian Zhongwei (Independent director)
 Ye Daji (Non-executive director)                      Xia Donglin (Independent director)
 Huang Jinkai (Non-executive director)                 Liu Jipeng (Independent director)
 Liu Jinlong (Non-executive director)
 Shan Qunying (Non-executive director)
 Yang Shengming (Non-executive director)
 Xu Zujian (Non-executive director)
 Liu Shuyuan (Non-executive director)


Beijing, the PRC
1st November, 2004
